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Exhibit 12

United Air Lines, Inc. and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2001	2000
	(In Millions)
Earnings:

Earnings (loss) before income taxes	$ (522)	$ 204
Fixed charges, from below	235	251
Undistributed (earnings) losses of affiliates	(1)	3
Interest capitalized	(22)	(20)

Earnings (loss)	$ (310)	$ 438

Fixed charges:

Interest expense	$ 132	$ 101
Portion of rental expense representative
of the interest factor	103	150

Fixed charges	$ 235	$ 251

Ratio of earnings to fixed charges	(a)	1.74

___________

(a) Earnings were inadequate to cover fixed charges by $545 million in 2001.

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